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As filed with the Securities and Exchange Commission on October 15, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PIXELWORKS, INC.
(Exact name of registrant as specified in its charter)

Oregon	91-1761992
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

8100 SW Nyberg
Suite 300
Tualatin, Oregon 97062
(503) 454-1750
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Allen H. Alley
President
Pixelworks, Inc.
8100 SW Nyberg
Suite 300
Tualatin, Oregon 97062
(503) 454-1750
(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies to:

William C. Campbell, Esq.	Christopher S.L. Hoffmann
Alice Cuprill-Comas, Esq.	McCarthy Tetrault LLP
Ater Wynne LLP	Box 48, Suite 4700
222 S.W. Columbia, Suite 1800	Toronto Dominion Bank Tower
Portland, OR 97201	Toronto, ON M5K 1E6
(503) 226-1191	Canada

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amoount of registration fee(1)

Common Stock	1,731,009	$4.25	$7,356,788	$676.83

(1)
Pursuant to Rule 457(f), the registration fee was computed on the basis of the market value of the 1,731,009 shares of Pixelworks Common Stock to be issued by the registrant in connection with the exchange or redemption of the exchangeable shares, computed in accordance with Rule 457(c) on the basis of the average ($4.25) of the high and low price of the shares of Pixelworks Common Stock reported on the Nasdaq on October 14, 2002.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 15, 2002

PROSPECTUS

1,731,009 SHARES

PIXELWORKS, INC.

COMMON STOCK
(PAR VALUE $0.001 PER SHARE)

        This is an offering of shares of Common Stock of Pixelworks, Inc., an Oregon corporation. We are offering up to 1,731,009 shares of Common Stock to the holders of Exchangeable Shares of Jaldi Semiconductor Corp., a Canadian corporation, incorporated under the laws of Ontario. Jaldi issued the Exchangeable Shares in exchange for outstanding Jaldi common shares in connection with the acquisition of Jaldi by Pixelworks. Holders of Exchangeable Shares may exchange one Exchangeable Share for one share of Common Stock of Pixelworks, and in some cases we may redeem each Exchangeable Share for one share of Common Stock. We describe the process by which Exchangeable Shares may be exchanged for Common Stock on page 21 of this Prospectus under the heading "Exchangeable Shares." Holders of Exchangeable Shares may exchange their Exchangeable Shares for shares of our Common Stock immediately upon the completion of the acquisition of Jaldi by Pixelworks or at a later time. We are offering the shares of our Common Stock on a continuous basis pursuant to Rule 415 under the Securities Act of 1933 only during the period when the registration statement relating to this Prospectus is effective. We will bear the registration costs incurred in connection with this offering.

        Our Common Stock is traded on the Nasdaq National Market under the symbol "PXLW." On October 14, 2002, the closing price of our Common Stock, as reported on the Nasdaq National Market, was $4.31 per share.

        You should read this prospectus carefully before you invest. Investing in our Common Stock involves substantial risks. See "Risk Factors" beginning on page 1.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October            , 2002.

TABLE OF CONTENTS

THE COMPANY	1
RISK FACTORS	1
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	16
USE OF PROCEEDS	17
DESCRIPTION OF CAPITAL STOCK	17
PLAN OF DISTRIBUTION	17
INCOME TAX CONSIDERATIONS	21
U.S. FEDERAL INCOME TAX CONSIDERATIONS	25
LEGAL MATTERS	28
EXPERTS	29
WHERE YOU CAN FIND MORE INFORMATION	29
INFORMATION INCORPORATED BY REFERENCE	29
FORWARD-LOOKING STATEMENTS	30

i

THE COMPANY

        We design, develop and market system-on-a-chip integrated circuits ("ICs") and software for the advanced display industry. Our technology translates and optimizes video, computer graphics, and visual Web information for display on a wide variety of electronic devices. We have announced products in production with Compaq, Dell, Hewlett-Packard, Hitachi, InFocus Corporation, NEC-Mitsubishi, Samsung, SANYO, Seiko Epson, Sharp, Sony and ViewSonic.

        In the prospectus, "Pixelworks," "we" and "our" refer to Pixelworks, Inc. unless the context otherwise requires. We are incorporated in Oregon and our principal offices are located at 8100 Nyberg Street, Suite 300, Tualatin, Oregon 97062. Our telephone number is 503-454-1750.

RISK FACTORS

        The Common Stock being offered by this Prospectus involves a high degree of risk. You should carefully consider the following risk factors in addition to other information contained in this prospectus in deciding whether to invest in Pixelworks Common Stock.

RISKS RELATED TO THE COMMON STOCK, EXCHANGEABLE SHARES AND THE EXCHANGE.

        Taxability of the Exchange.

        If you exchange your Exchangeable Shares for shares of our common stock, you may be required to pay tax on any gain you have under the laws of Canada and the United States.

        Tax Treatment of the Acquisition.

        The discussion of the tax consequences of the transaction contained in this prospectus assumes that for Canadian and United States federal income tax purposes the form of the transaction relating to the Exchangeable Shares will be respected and the Exchangeable Shares will be treated as capital stock of Jaldi. If that treatment is not given, the tax consequences of the transaction could differ materially from that set forth in this prospectus.

        Tax Considerations of the Exchange for Canadian Residents.

        If you are a Canadian resident holding Exchangeable Shares as capital property and deal at arm's length with and are not otherwise affiliated with us, and Exchangeable Shares are redeemed or retracted, you will generally be deemed to have received a dividend equal to the amount paid on the redemption or retraction less the paid-up capital of the Exchangeable Shares. You will also generally be deemed to have realized a capital gain (or capital loss) to the extent that your proceeds of disposition (net of reasonable costs of disposition) exceed (or are less than) your adjusted cost base for your shares. If you otherwise exchange your Exchangeable Shares for shares of our common stock, you will generally be considered to have realized a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition (net of reasonable costs of disposition) exceed (or are less than) your adjusted cost base for the Exchangeable Shares exchanged.

        Holding and Disposition of Common Stock- Canadian Tax Considerations for Canadian Residents.

        If you are a Canadian resident, dividends that you receive (or are deemed to receive) on shares of our common stock must be included in your income. If you are an individual, the dividends will not be subject to the gross-up and dividend tax credit rules that normally apply to taxable dividends received from taxable Canadian corporations. If you are a corporation, the dividends will not be deductible in computing your taxable income. In certain circumstances you may be entitled to a foreign tax credit for any U.S. withholding tax paid on the dividends, subject to detailed rules in the Canadian Tax Act. Your cost amount of shares of our common stock that you receive on retraction, redemption or exchange of an Exchangeable Share will in general be equal to the fair market value of the shares of our common stock at the time of such event. When you dispose of shares of our common stock held by you as capital property, you will generally recognize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition (net of reasonable costs of disposition) exceed (or are less than) your adjusted cost base of the shares of our common stock.

        Certain United States Federal Income Tax Considerations for Non-United States Persons.

        Although not free from doubt, if you are a not a United States person for United States federal income tax purposes, dividends that you receive with respect to Exchangeable Shares should not be subject to withholding of United States federal income tax; however, if the dividend is effectively connected with your conduct of a trade or business within the United States it will be taxed at ordinary United States federal income tax rates. If you are not a United States person, dividends that you receive with respect to shares of our common stock generally will be subject to United States withholding tax at a rate of 30 percent unless the dividend is effectively connected with your conduct of a trade or business within the United States, in which case the dividend will be taxed at ordinary United States federal income tax rates. If you are a not a United States person, you will generally not be subject to United States federal income tax on any gain that you realize when you exchange your Exchangeable Shares for shares of our common stock or when you sell or exchange shares of our common stock, unless such gain is effectively connected with your conduct of a trade or business within the United States or, if you are an individual, you are present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

        Certain United States Federal Income Tax Considerations for United States Persons.

        If you are a United States person, dividends paid to you as a holder of Exchangeable Shares or shares of our common stock will generally be included in your gross income as ordinary income. Subject to applicable United States federal income tax limitations, if dividends on your Exchangeable Shares are subject to Canadian income taxation, you should be entitled to either a tax credit or a tax deduction for United States federal income tax purposes equal to the amount of Canadian income taxes paid or accrued. Except in limited circumstances, if you are a United States person for United States federal income tax purposes, you will generally recognize a gain or loss when you exchange your Exchangeable Shares for shares of our common stock. Under certain limited circumstances, the exchange of Exchangeable Shares for shares of our common stock may be characterized as a tax-free exchange. In particular, if you exchange your Exchangeable Shares for shares of our common stock pursuant to the Redemption Call Right or Liquidation Call Right (each as defined below), or at a time when our wholly owned subsidiary, Pixelworks Nova Scotia, owns at least 80 percent of the issued and outstanding Exchangeable Shares, the exchange may be tax free for United States federal income tax purposes. If you are a United States person, you will generally recognize gain or loss when you sell or exchange your shares of our common stock.

        Foreign Property/Qualified Investment Issues for Canadian Shareholders.

        If you hold your Exchangeable Shares through a trust governed by a registered retirement savings plan, a registered retirement income fund or a deferred profit sharing plan, you should consult your tax advisors as to whether the Exchangeable Shares will be "qualified investments" under the Canadian Tax Act. If you are such a holder, your shares of our common stock will also be "qualified investments" under the Canadian Tax Act, as long as those shares are listed on a prescribed stock exchange (which currently includes Nasdaq). The Exchangeable Shares and our common stock will be "foreign property" under the Canadian Tax Act.

WE STRONGLY URGE YOU TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE TRANSACTIONS DESCRIBED HEREIN. For a more detailed discussion regarding certain United States and Canadian income tax considerations that may be applicable to you see "Plan of Distribution—Income Tax Considerations," below.

        Differences in Canadian and U.S. Trading Markets.

        Our common stock is traded only on the Nasdaq National Market. There is no trading market for the Exchangeable Shares. We do not intend to list either the Exchangeable Shares or our common stock on any other stock exchange or market in the United States or Canada. Accordingly, there will be no public trading market for the Exchangeable Shares and the trading price for our common stock will be based upon the market for that stock on the Nasdaq National Market. We cannot assure you that the market price for our common stock will be the same as, or even similar to, the market price for the Exchangeable Shares.

RISKS RELATED TO OUR OPERATIONS.

        While we have had quarterly periods of net income, including the most recently completed quarter ended June 30, 2002, we have incurred net losses on an annual basis since our inception and may not be able to achieve or sustain profitability on either a quarterly or annual basis in the future.

        We incurred net losses of approximately $2.5 million for the six months ended June 30, 2002 and cumulative net losses of approximately $52.5 million through June 30, 2002. In the future we expect our research and development and selling, general and administrative expenses to increase. Given expected increases in operating expense, we must increase revenues and gross profit to become profitable. We cannot be certain that we will achieve profitability in the future or, if we do, that we can sustain or increase profitability on a quarterly or annual basis. This may in turn cause the price of our common stock to decline. In addition, if we are not profitable in the future we may be unable to continue our operations.

        Fluctuations in our quarterly operating results make it difficult to predict our future performance and may result in volatility in the market price of our common stock.

        Our quarterly operating results are likely to vary significantly in the future based on a number of factors related to our industry and the markets for our products, some of which are not in our control and any of which may cause the price of our common stock to fluctuate. These factors include:

  •
  demand for flat panel monitors, advanced television displays, multimedia projectors and Internet appliances;

  •
  demand for our products and the timing of orders for our products;

  •
  the deferral of customer orders in anticipation of our new products or product enhancements or due to a reduction in our end customers' demand;

  •
  the loss of one or more of our key distributors or customers or a reduction, delay or cancellation of orders from one or more of these parties;

  •
  changes in the available production capacity at the semiconductor fabrication foundries that manufacture our products and changes in the costs of manufacturing;

  •
  our ability to provide adequate supplies of our products to customers and avoid excess inventory;

  •
  announcement or introduction of products and technologies by our competitors;

  •
  changes in product mix, product costs or pricing, or distribution channels; and

  •
  general economic conditions and economic conditions specific to the personal computer, display and semiconductor markets.

        These factors are difficult to forecast, and these or other factors could seriously harm our business. We anticipate the rate of new orders may vary significantly from quarter to quarter. Our operating expenses and inventory levels are based on our expectations of future revenues and our operating expenses are relatively fixed in the short term. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, operating expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters may be negatively impacted. Any shortfall in our revenues would have a direct impact on our business. In addition, fluctuations in our quarterly results could adversely affect the price of our common stock in a manner unrelated to our long-term operating performance. Because our operating results are volatile and difficult to predict, you should not rely on the results of one quarter as an indication of our future performance. It is possible that in some future quarter our operating results will fall below the expectations of securities analysts and investors. In this event, the price of our common stock may decline significantly.

        Our highly integrated products and high-speed mixed signal products are difficult to manufacture without defects and the existence of defects in the manufactured products could result in an increase in our costs and delays in the availability of our products.

        The manufacture of semiconductors is a complex process and it is often difficult for semiconductor foundries to produce semiconductors free of defects. Because our products are more highly integrated than many other semiconductors and incorporate mixed analog and digital signal processing and embedded memory technology, they are even more difficult to produce without defects.

        The ability to manufacture products of acceptable quality depends on both product design and manufacturing process technology. Since defective products can be caused by either design or manufacturing difficulties, identifying quality problems can occur only by analyzing and testing our semiconductors in a system after they have been manufactured. The difficulty in identifying defects is compounded because the process technology is unique to each of the multiple semiconductor foundries we contract with to manufacture our products. Failure to achieve defect-free products due to their increasing complexity may result in an increase in our cost and delays in the availability of our products. For example, we have experienced field failures of our IC's in certain customer system applications that required us to institute additional IC level testing. As a result of these field failures we have incurred additional costs due to customers returning potentially affected products and have been required to resell products from third parties in order to meet certain customer commitments. Additionally, customers have experienced delays in receiving product shipments from us that resulted in the loss of revenue and profits.

        If we do not achieve additional design wins in the future, our ability to grow would be seriously limited.

        Our future success will depend on developers of advanced display devices designing our products into their systems. To achieve design wins we must define and deliver cost-effective, innovative and integrated semiconductors. Once a supplier's products have been designed into a system, the developer may be reluctant to change its source of components due to the significant costs associated with qualifying a new supplier. Accordingly, the failure on our part to obtain additional design wins with leading branded manufacturers or integrators, and to successfully design, develop and introduce new products and product enhancements could harm our business, financial condition and results of operations.

        Achieving a design win does not necessarily mean that a developer will order large volumes of our products. A design win is not a binding commitment by a developer to purchase our products. Rather, it is a decision by a developer to use our products in the design process of that developer's products. Developers can choose at any time to discontinue using our products in their designs or product development efforts. If our products are chosen to be incorporated into a developer's products, we may still not realize significant revenues from that developer, if that developer's products are not commercially successful.

        Because of the complex nature of our semiconductor designs and the associated manufacturing process and the rapid evolution of our customers' product design we may not be able to develop new products or product enhancements in a timely manner, which could decrease customer demand for our products and reduce our revenues.

        The development of our semiconductors, which incorporate mixed analog and digital signal processing, is highly complex. These complexities require that we employ advanced designs and manufacturing processes that are unproven. Since commencing our operations, we have experienced increased development time and delays in introducing new products. We will not always succeed in developing new products or product enhancements nor do so in a timely manner. With the acquisitions of Panstera, Inc., ("Panstera") in January 2001, nDSP, Inc., ("nDSP") in January 2002 and Jaldi in September 2002, we significantly added to the complexity of our product development efforts. We must now coordinate very complex product development programs between multiple, geographically dispersed locations that were formerly done in one location.

        Many of our designs involve the development of new high-speed analog circuits that are difficult to simulate and require physical prototypes not required by the primarily digital circuits we currently design. The result could be longer and less predictable development cycles.

        Successful development and timely introduction of new or enhanced products depends on a number of other factors, including:

  •
  accurate prediction of customer requirements and evolving industry standards, including digital interface and content piracy protection standards;

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  development of advanced display technologies and capabilities;

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  timely completion and introduction of new product designs;

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  use of advanced foundry processes and achievement of high manufacturing yields; and

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  market acceptance of the new products.

        If we are not able to successfully develop and introduce our products in a timely manner, our business and results of operations will be adversely affected.

        Integration of software in our products adds complexity and cost that may affect our ability to achieve design wins and may affect our profitability.

        Our products incorporate software and software development tools. The integration of software adds complexity, may extend our internal development programs and could impact our customers' development schedules. This complexity requires increased coordination between hardware and software development schedules and may increase our operating expenses without a corresponding increase in product revenue. Some customers and potential customers may choose not to use our products because of the additional requirements of implementing our software, preferring to use a product that works with their existing software. This additional level of complexity lengthens the sales cycle and may result in customers selecting competitive products requiring less software integration.

        A significant amount of our revenue comes from a few customers and distributors and any decrease in revenues from, or loss of any of, these customers or distributors could significantly reduce our total revenues.

        We are and will continue to be dependent on a limited number of large distributors and customers for a substantial portion of our revenue. For the six months ended June 30, 2002, and year ended December 31, 2001, sales to distributors represented 64% and 61% of total revenue, respectively. For the six months ended June 30, 2002, and year ended December 31, 2001, sales to Tokyo Electron Device Limited, our distributor in Japan, represented 43% and 52% of total revenue, respectively. During the six months ended June 30, 2002 there were no end customers that represented 10% or more of total revenue. Sales to our top five customers for the six months ended June 30, 2002 accounted for approximately 42% of our total sales. Sales to our top five customers accounted for approximately 43%, 52% and 62% for the years ended December 31, 2001, 2000 and 1999, respectively. As a result of this customer and distributor concentration, any one of the following factors could significantly impact our revenues:

  •
  a significant reduction, delay or cancellation of orders from one or more of our key distributors, branded manufacturers or integrators; or

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  a decision by one or more significant customers to select products manufactured by a competitor, or its own internally developed semiconductor, for inclusion in future product generations.

        The display manufacturing market is highly concentrated among relatively few large manufacturers. We expect our operating results to continue to depend on revenues from a relatively small number of distributors that sell our products to display manufacturers and their suppliers.

        The concentration of our accounts receivable with a limited number of distributors exposes us to increased credit risk and could seriously harm our operating results and cash flows.

        At June 30, 2002, we had two customers that represented more than 10% of our accounts receivable balance. Tokyo Electron Device was the largest accounts receivable representing 46% of our total accounts receivable. The failure of this distributor or any other customer representing 10% or more of our total accounts receivable to pay these accounts receivable would result in a significant expense that would seriously harm our operating results and would reduce our cash flows.

        International sales account for a significant portion of our revenue, and if we do not successfully address the risks associated with our international operations, our revenue could decrease.

        Sales outside of the U.S. accounted for 99% for the six months ended June 30, 2002 and 91%, 96% and 93% of our total revenue in 2001, 2000 and 1999, respectively. Most of our customers are concentrated in Japan, Korea and Taiwan, with aggregate sales from those three countries accounting for 77% of total revenue for the first six months of 2002 and 82% and 88% of our total revenue during the year ended December 31, 2001 and 2000, respectively. We anticipate that sales outside the U.S. will continue to account for a substantial portion of our revenues in future periods. In addition, customers who incorporate our products into their products sell them outside of the U.S., thereby exposing us indirectly to foreign risks. In addition, all of our products are manufactured outside of the U.S. We are, therefore, subject to many international risks, including:

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  increased difficulties in managing international distributors and manufacturers of our products and components due to varying time zones, languages and business customs;

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  foreign currency exchange fluctuations such as the Asian financial crisis that occurred in 1998 which caused a devaluation in the currencies of Japan, Taiwan and Korea resulting in an increased cost of procuring our semiconductors;

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  potentially adverse tax consequences such as license fee revenue taxes imposed in Japan;

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  difficulties regarding timing and availability of export and import licenses, which have limited our ability to freely move demonstration equipment and samples in and out of Asia;

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  political and economic instability, particularly in Taiwan and Korea;

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  reduced or limited protection of our intellectual property, significant amounts of which are contained in software which is more prone to design piracy;

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  increased transaction costs related to sales transactions conducted outside of the U.S. such as charges to secure letters of credit for foreign receivables;

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  difficulties in maintaining sales representatives outside of the U.S. that are knowledgeable of the display processor industry and our display processor products;

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  changes in the regulatory environment in Japan, Korea, Taiwan and China that may significantly impact purchases of our products by our customers; and

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  difficulties in collecting accounts receivable.

        Our dependence on selling through distributors and integrators increases the complexity of managing our supply chain and may result in excess inventory or inventory shortages.

        Selling through distributors reduces our ability to forecast sales and increases the complexity of our business. Since our distributors are an intermediary between us and the companies using our products, we must rely on our distributors to accurately report inventory levels and production forecasts. This arrangement requires us to manage a more complex supply chain and monitor the financial condition and credit worthiness of our distributors and customers. Our failure to manage one or more of these challenges could result in excess inventory or shortages that could seriously impact our operating revenue or limit the ability of companies using our semiconductors to deliver their products.

        Dependence on a limited number of sole-source, third party manufacturers for our products exposes us to shortages based on capacity allocation, price increases with little notice, volatile inventory levels and delays in product delivery which could result in delays in satisfying customer demand, increased costs and loss of revenues.

        We do not own or operate a semiconductor fabrication facility and we do not have the resources to manufacture our products internally. We rely on third party foundries for wafer fabrication and other contract manufacturers for assembly and electrical testing of our products. Our requirements represent only a small portion of the total production capacity of our contract manufacturers. Our third-party manufacturers have in the past re-allocated capacity to other customers even during periods of high demand for our products. We expect that this may occur in the future. We do not have a long-term supply contract with any of our contract manufacturers and they are not obligated to supply us with products for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. From time to time our third-party manufacturers increase prices charged to manufacture our products with little notice. This requires us to either increase the price we charge for our products or suffer a decrease in our gross margins. We try not to maintain substantial inventories of products, but need to order products long before we have firm purchase orders for those products which could result in excess inventory or inventory shortages.

        If we are unable to obtain our products from manufacturers on schedule, our ability to satisfy customer demand will be harmed, and revenue from the sale of products may be lost or delayed. If orders for our products are canceled, expected revenues would not be realized. In addition, if the price charged by our third-party manufacturers increases we will be required to increase our prices, which could harm our competitiveness, or suffer declines in our gross margin.

        We use a COT, or customer-owned tooling, process for manufacturing some of our products which exposes us to the possibility of poor yields on manufactured products negatively impacting our gross profit margins and could also result in a reduction or loss of revenue.

        We have assumed greater responsibility for the process for our next-generation of products by subcontracting separately for the production of wafers and for their assembly and testing. We are building some products on a customer owned tooling basis, also known in the semiconductor industry as COT, where we directly contract the manufacture of wafers and assume the responsibility for the assembly and testing of our products. As a result, we are subject to increased risks arising from wafer manufacturing yields and associated with coordination of the manufacturing, assembly and testing process. Failure to effectively use this approach to manufacturing would reduce our revenues and harm our gross margin and results of operations.

        We are dependent on our foundries to implement complex semiconductor technologies, which could adversely affect our operations if those technologies are not available, delayed or inefficiently implemented.

        In order to increase performance and functionality and reduce the size of our products, we are continuously developing new products using advanced technologies that further miniaturize semiconductors. However, we are dependent on our foundries to develop and provide access to the advanced processes that enable such miniaturization. We cannot be certain that future advanced manufacturing processes will be implemented without difficulties, delays or increased expenses. Our business, financial condition and results of operations could be materially and adversely affected if advanced manufacturing processes are unavailable to us, substantially delayed or inefficiently implemented.

        If we have to qualify a new contract manufacturer or foundry for any of our products, we may experience delays that result in lost revenues and damaged customer relationships.

        Our products require manufacturing with state-of-the-art fabrication equipment and techniques. Because the lead-time needed to establish a relationship with a new contract manufacturer is at least six months, and the estimated time for us to adapt a product's design to a particular contract manufacturer's processes is at least four months, there is no readily available alternative source of supply for any specific product. This could cause significant delays in shipping products, which may result in lost revenues and damaged customer relationships.

        Our future success depends upon the continued services of key personnel, many of whom would be difficult to replace and the loss of one or more of these employees could seriously harm our business by delaying product development.

        Our future success depends upon the continued services of our executive officers, key hardware and software engineers, and sales, marketing and support personnel, many of whom would be difficult to replace. The loss of one or more of these employees could seriously harm our business. Particularly, because of the highly technical nature of our business, the loss of key engineering personnel could delay product introductions and significantly impair our ability to successfully create future products. In particular, the loss of the services of Allen Alley, our President, Chief Executive Officer and Chairman; Michael West, our Vice President and Chief Technology Officer; or Robert Greenberg, our Senior Vice President, could materially and adversely affect us. We are currently planning to hire a significant number of additional employees this year and in future periods, and we believe our success depends, in large part, upon our ability to identify, attract and retain qualified hardware and software engineers, and sales, marketing, finance and managerial personnel. Competition for talented personnel is intense and we may not be able to retain our key personnel or identify, attract or retain other highly qualified personnel in the future. We have experienced, and may continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. If we do not succeed in hiring and retaining employees with appropriate qualifications, our product development efforts, revenues and business could be seriously harmed.

        Because we do not have long-term commitments from our customers, and plan purchases based on estimates of customer demand, which may be inaccurate, we must contract for the manufacture of our products based on those potentially inaccurate estimates.

        Our sales are made on the basis of purchase orders rather than long-term purchase commitments, which our customers may cancel or defer at any time. This process requires us to make multiple demand forecast assumptions, each of which may introduce errors into our estimates. If our customers or we overestimate demand, we may purchase products, which we may not be able to sell. As a result, we would have excess inventory, which would increase our losses. Conversely, if our customers or we underestimate demand or if sufficient manufacturing capacity were unavailable, we would forego revenue opportunities, lose market share and damage our customer relationships.

        Development arrangements may cause us to incur substantial operating expenses without the guarantee of any associated revenue or far in advance of revenue.

        We have had development arrangements with customers and other parties such as Intel Corporation that consume large amounts of engineering resources far in advance of product revenue. Our work under these arrangements is technically challenging and may require deliverables on an accelerated basis. These arrangements place considerable demands on our limited resources, particularly on our most senior engineering talent, and may not result in revenue for twelve to eighteen months, if at all. In addition, allocating significant resources to these arrangements may detract from or delay the completion of other important development projects. Any of these development agreements could be canceled at any time without notice. These factors could have a material and adverse effect on our long-term business and results of operations.

        Because of our long product development process and sales cycle, we may incur substantial expenses before we earn associated revenues and may not ultimately sell as many units of our products as we forecasted.

        We develop products based on anticipated market and customer requirements and incur substantial product development expenditures, which can include the payment of large up-front, third-party license fees and royalties, prior to generating associated revenues. Because the development of our products incorporates not only our complex and evolving technology, but also our customers' specific requirements, a lengthy sales process is often required before potential customers begin the technical evaluation of our products. Our customers typically perform numerous tests and extensively evaluate our products before incorporating them into their systems. The time required for testing, evaluation and design of our products into a customer's equipment can take up to six months or more. It can take an additional six months before a customer commences volume shipments of systems that incorporate our products. However, even when we achieve a design win, the customer may never ship systems incorporating our products. Because of our relatively limited history in selling our products, we cannot assure you that the time required for the testing, evaluation and design of our products by our customers would not exceed six months. Because of this lengthy development cycle, we will experience delays between the time we incur expenditures for research and development, sales and marketing, inventory levels and the time we generate revenues, if any, from these expenditures. Additionally, if actual sales volumes for a particular product are substantially less than originally forecasted, we may experience large write-offs of capitalized license fees and prepaid royalties that would negatively affect our operating results.

        Shortages of other key components for our customers' products could delay our ability to sell our products.

        Shortages of components and other materials that are critical to the design and manufacture of our customers' products could limit our sales. These components include liquid crystal display panels and other display components, analog-to-digital converters, digital receivers and video decoders. During 2000, some companies that used our products experienced delays in the availability of key components from other suppliers, which, in turn, threatened a delay in demand for the products that we supplied to them.

        Shortages of materials used in the manufacturing of our products may increase our costs or limit our revenues and impair our ability to ship our products on time.

        From time to time, shortages of materials that are used in our products may occur. In particular, we may experience shortages of semiconductor wafers and packages. If material shortages occur, we may incur additional costs or be unable to ship our products to our customers in a timely fashion, all of which could harm our business and negatively impact our earnings.

        Our products could become obsolete if necessary licenses of third-party technology are not available to us or are only available on terms that are not commercially viable.

        We license technology from third parties that is incorporated into our products or product enhancements. Future products or product enhancements may require additional third-party licenses that may not be available to us or are not available on terms that are commercially reasonable. If we are unable to obtain any third-party license required to develop new products and product enhancements, we may have to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm the competitiveness of our products.

        We may not be able to respond to the rapid technological changes in the markets in which we compete, or we may not be able to comply with industry standards in the future making our products less desirable or obsolete.

        The markets in which we compete or seek to compete are subject to rapid technological change, frequent new product introductions, changing customer requirements for new products and features, and evolving industry standards. The introduction of new technologies and the emergence of new industry standards could render our products less desirable or obsolete, which could harm our business. Examples of changing industry standards include the introduction of high-definition television, or HDTV, new digital receivers and displays with resolutions that have required us to accelerate development of new products to meet these new standards.

        Our software development tools may be incompatible with industry standards and challenging to implement, which could slow product development or cause us to lose customers and design wins.

        Our existing products incorporate complex software tools designed to help customers bring products into production. Software development is a complex process and we are dependent on software development languages and operating systems from vendors that may compromise our ability to design software in a timely manner. Also, software development is a volatile market and new software languages are introduced to the market that may be incompatible with our existing systems and tools. New software development languages may not be compatible with our own requiring significant engineering efforts to migrate our existing systems in order to be compatible with those new languages. Existing or new software development tools could make our current products obsolete or hard to use. Software development disruptions could slow our product development or cause us to lose customers and design wins.

        Our integrated circuits and software could contain defects, which could reduce sales of those products or result in claims against us.

        Despite testing by our customers and us, performance problems or errors may be found in existing or new semiconductors and software. This could result in a delay in the recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects may cause us to incur significant warranty, support and repair costs. They could also divert the attention of our engineering personnel from our product development efforts and harm our relationships with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our semiconductors and would likely harm our business. Defects, integration issues or other performance problems in our semiconductors and software could result in financial or other damages to our customers or could damage market acceptance of our products. Our customers could also seek damages from us for their losses. A product liability claim brought against us even if unsuccessful, would likely be time consuming and costly to defend.

        The concentration of our manufactures and customers in the same geographic region increases our risk that a natural disaster, labor strike or political unrest could disrupt our operations.

        Most of our current manufacturers and customers are located in Japan, Korea and Taiwan. The risk of earthquakes in the Pacific Rim region is significant due to the proximity of major earthquake fault lines in the area. In September 1999, a significant earthquake in Taiwan affected a current manufacturer's facilities. As a consequence of this earthquake, this manufacturer suffered power outages and disruption that impaired its production capacity. Earthquakes, fire, flooding and other natural disasters in the Pacific Rim region, or political unrest, labor strikes or work stoppages in countries where our manufacturers' and customers are located likely would result in the disruption of our foundry partners' assembly capacity. Any disruption resulting from extraordinary events could cause significant delays in shipments of our solutions until we are able to shift our manufacturing or assembling from the affected contractor to another third-party vendor. There can be no assurance that alternative capacity could be obtained on favorable terms, if at all.

        Others may bring infringement actions against us that could be time-consuming and expensive to defend.

        We may become subject to claims involving patents or other intellectual property rights. For example, in early 2000 we were notified by InFocus Corporation ("InFocus") that we were infringing patents held by InFocus. In February 2000, we entered into a license agreement with InFocus granting us the right to use the technology covered by the InFocus patents. As a result, we recorded a one-time charge of $4.1 million for patent settlement expense in the first quarter of 2000. Intellectual property claims could subject us to significant liability for damages and invalidate our proprietary rights. In addition, intellectual property claims may be brought against customers that incorporate our products in the design of their own products. These claims, regardless of their success or merit and regardless of whether we are named as defendants in a lawsuit, would likely be time-consuming and expensive to resolve and would divert the time and attention of management and technical personnel. Any future intellectual property litigation or claims also could force us to do one or more of the following:

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  stop selling products using technology that contains the allegedly infringing intellectual property;

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  attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all;

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  attempt to redesign those products that contain the allegedly infringing intellectual property; and

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  pay damages for past infringement claims that are determined to be valid or which are arrived at in settlement of such litigation or threatened litigation.

        If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, which could seriously harm our business. In addition, we may not be able to develop, license or acquire non-infringing technology under reasonable terms. These developments could result in an inability to compete for customers or could adversely affect our ability to increase our earnings.

        Our limited ability to protect our intellectual property and proprietary rights could harm our competitive position by allowing our competitors to access our proprietary technology and to introduce similar display processor products.

        Our ability to compete effectively with other companies will depend, in part, on our ability to maintain the proprietary nature of our technology, including our semiconductor designs and software. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies. We cannot assure you that the degree of protection offered by patents or trade secret laws will be sufficient. Furthermore, we cannot assure you that any patents will be issued as a result of any pending applications, or that, if issued, any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. We provide the computer programming code for our software to selected customers in connection with their product development efforts, thereby increasing the risk that customers will misappropriate our proprietary software. Competitors in both the United States and foreign countries, many of which have substantially greater resources, may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products, or develop similar technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries.

        Any acquisition or equity investment we make could disrupt our business and severely harm our financial condition.

        We intend to continue to consider investments in or acquisitions of complementary businesses, products or technologies. To-date, we acquired Panstera in January 2001, nDSP in January 2002 and Jaldi in September 2002. The acquisitions of Panstera, nDSP and Jaldi contain a very high level of risk primarily because the investments were made based on in-process technological development that may not be completed, or if completed, may not be commercially viable. If this were the case, our financial results would likely be very negatively affected.

        These and any future acquisitions and investments could result in:

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  issuance of stock that dilutes current stockholders' percentage ownership;

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  incurrence of debt;

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  assumption of liabilities;

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  amortization expenses related to other intangible assets;

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  impairment of goodwill; or

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  large and immediate write-offs.

         Our operation of any acquired business will also involve numerous risks, including:

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  problems combining the purchased operations, technologies or products;

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  unanticipated costs;

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  diversion of management's attention from our core business;

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  adverse effects on existing business relationships with customers;

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  risks associated with entering markets in which we have no or limited prior experience; and

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  potential loss of key employees, particularly those of the acquired organizations.

        We may not be able to successfully integrate businesses, products, technologies or personnel that we might acquire in the future and any failure to do so could disrupt our business and seriously harm our financial condition.

        Goodwill represents a significant portion of the Company's total assets.

        As of June 30, 2002, goodwill amounted to $83.5 million, or approximately 38%, of the Company's total assets. Effective January 1, 2002 with the adoption of new accounting standards the Company is required to review goodwill for possible impairment on an annual basis or when events and circumstances arise which indicate a possible impairment. The review of goodwill for impairment may result in large write-offs of goodwill, which could have a material adverse effect on results of operations.

        Failure to manage our expansion effectively could adversely affect our ability to increase our business and results of operations.

        Our ability to successfully market and sell our products in a rapidly evolving market requires effective planning and management processes. We continue to increase the scope of our operations domestically and internationally and have increased our headcount substantially. Through internal growth as well as acquisition, our headcount grew from 109 to 176 employees in 2001, a 61 percent increase. During the first six months of 2002, our headcount increased 37 to 213 employees on June 30, 2002, a 21 percent increase. With our acquisition of nDSP we added 41 employees in the first quarter of 2002 with 25 of the employees located in China. In addition to 28 people added as a result of the acquisition of Jaldi in the third quarter of 2002, we are currently planning to hire additional employees throughout the remainder of 2002. Our past growth, and our expected future growth, places a significant strain on our management systems and resources including our financial and managerial controls, reporting systems and procedures. To manage our growth effectively, we must implement and improve operational and financial systems, train and manage our employee base, attract and retain qualified personnel with relevant experience. We must also manage multiple relationships with customers, business partners, contract manufacturers, suppliers and other third parties. Moreover, we will spend substantial amounts of time and money in connection with our rapid growth and may have unexpected costs. Our systems, procedures or controls may not be adequate to support our operations and we may not be able to expand quickly enough to exploit potential market opportunities. While we have not, to date, suffered any significant adverse consequences due to our growth, if we do not continue to manage growth effectively our business would be seriously harmed.

RISKS RELATED TO OUR INDUSTRY.

        Failure of consumer demand for flat panel displays and other display technologies to increase could impede our growth.

        Our product development strategies anticipate that consumer demand for flat panel displays and other emerging display products will increase in the future. The success of our products is dependent on increased demand for these products, which are at early stages of development. The potential size of the flat panel display market and the timing of its development are uncertain and will depend upon a number of factors, all of which are beyond our control. In order for the market for many of our products to grow, advanced flat panel displays must be widely available and affordable to consumers. In the past, the supply of advanced flat panel displays has been cyclical. We expect this pattern to continue. Under-capacity in the advanced flat panel display market may limit our ability to increase our revenues because our customers may limit their purchases of our products if they cannot obtain sufficient supplies of advanced flat panel displays. In addition, advance flat panel display prices may remain high because of limited supply, and consumer demand may not grow if the supply of advanced flat panel displays does not increase.

        If products incorporating our semiconductors are not compatible with computer display protocols, video standards and other devices, the market for our products will be reduced and our business prospects could be significantly limited.

        Our products are incorporated into our customers' products, which have different parts and specifications and utilize multiple protocols that allow them to be compatible with specific computers, video standards and other devices. If our customers' products are not compatible with these protocols and standards, consumers will return these products, or consumers will not purchase these products, and the markets for our customers' products could be significantly reduced. As a result, a portion of our market would be eliminated, and our business would be harmed.

        Intense competition in our markets may reduce sales of our products, reduce our market share, decrease our gross profit and result in large losses.

        Rapid technological change, evolving industry standards, compressed product life cycles and declining average selling prices are characteristics of our market and could have a material adverse effect on our business, financial condition and results of operations. As the overall price of advanced flat panel display screens continues to fall, we may be required to offer our products to manufacturers at discounted prices due to increased price competition. At the same time, new, alternative display processing technologies and industry standards may emerge that directly compete with technologies that we offer. We may be required to increase our investment in research and development at the same time that product prices are falling. In addition, even after making this investment, we cannot assure you that our technologies will be superior to those of our competitors or that our products will achieve market acceptance, whether for performance or price reasons. Failure to effectively respond to these trends could reduce the demand for our products.

        We compete with a range of specialized and diversified electronic and semiconductor companies that offer display processors. In particular, we compete against Genesis Microchip, Inc., Macronix International Co., Ltd., Media Reality Technologies, Inc. (MRT, Inc.), Philips, Silicon Image, Inc., SmartASIC, Inc., STMicroelectronics NV, Topro, Trumpion, and other companies. Potential competitors may include diversified semiconductor manufacturers including Broadcom Corporation, Intel Corporation, National Semiconductor Corp., Texas Instruments, Inc. and other diversified semiconductor companies. We also compete in some instances against in-house processing solutions designed by our customers. Many of our competitors have longer operating histories and greater resources to support development and marketing efforts. Some of our competitors may operate their own fabrication facilities. These competitors may be able to react faster and devote more resources to efforts that compete directly with our own. In the future, our current or potential customers may also develop their own proprietary display processors and become our competitors. In addition, start-up companies may seek to compete in our markets. Our competitors may develop advanced technologies enabling them to offer more cost-effective and higher quality semiconductors to our customers than those offered by us. Increased competition could harm our business, financial condition and results of operations by, for example, increasing pressure on our profit margin or causing us to lose sales opportunities. We cannot assure you that we can compete successfully against current or potential competitors.

        The market for Internet enabled display products may not evolve rapidly enough to support expanded market acceptance of our products and industry standards in this market continue to evolve.

        If the emerging market for Internet enabled display products does not develop or does not evolve fast enough to support rapid market acceptance of our products, our business, financial condition and results of operations will be materially and adversely affected. The Internet enabled display products market includes advanced television products, screenphones, e-mail terminals, Web terminals and tablets. Our success will depend on our ability to achieve design wins with customers developing new products and enhanced products for the Internet enabled display products market and their ability to successfully introduce and promote these products. There can be no assurance that the Internet enabled display products market will develop to the extent or in the timeframes necessary to support expansion of our business. We anticipate that Internet enabled display products will be generally based on industry standards, which are continually evolving. The emergence of new industry standards could render our products or our customers' products unmarketable or obsolete and we may incur substantial unanticipated costs to comply with any new standards. Moreover, our past sales have resulted, to a significant extent, from our ability to anticipate changes in technology and industry standards and to develop and introduce new and enhanced products addressing changes within our industry. Our continued ability to adapt to industry changes and to anticipate future standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving our competitive position and our prospects for growth. There can be no assurance that we will be able to anticipate the evolving standards in the semiconductor industry and, in particular, the applications in the Internet enabled display products market, or that we will be able to successfully develop and introduce new products into this market.

        The cyclical nature of the semiconductor industry may lead to significant variances in the demand for our products and could harm our operations.

        In the past, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand. Also, during this time, the industry has experienced significant fluctuations in anticipation of changes in general economic conditions, including economic conditions in Asia and North America. The cyclical nature of the semiconductor industry has led to significant variances in product demand and production capacity. It has also accelerated erosion of average selling prices per unit. We may experience periodic fluctuations in our future financial results because of changes in industry-wide conditions.

OTHER RISKS.

        The anti-takeover provisions of Oregon law and in our articles of incorporation could adversely affect the rights of the holders of our common stock by preventing a sale or takeover of us at a price or prices favorable to the holders of our common stock.

        The anti-takeover provisions of Oregon law and our articles of incorporation may make a change in control of our business more difficult, even if a change in control would be beneficial to the shareholders. These provisions may allow the board of directors to prevent changes in the management and control of our business. Under Oregon law, our board of directors may adopt additional anti-takeover measures in the future. One anti-takeover provision that we have is the ability of our board of directors to determine the terms of preferred stock and issue preferred stock without the approval of the holders of the common stock. At this time, there is only one share of preferred stock outstanding, the Special Voting Share issued pursuant to the acquisition of Jaldi. However, because the rights and preferences of any additional series of preferred stock may be set by the board of directors in its sole discretion without approval of the holders of the common stock, the rights and preferences of this preferred stock may be superior to those of the common stock. Accordingly, the rights of the holders of common stock may be adversely affected.

        Our principal shareholders have significant voting power and may take actions that may make it more difficult to sell our shares at a premium to take over candidates.

        Our executive officers, directors and other principal shareholders, in the aggregate, beneficially owned 9,686,121 shares or approximately 22.6% of our outstanding common stock as of June 30, 2002. These shareholders currently have, and will continue to have, significant influence with respect to the election of our directors and approval or disapproval of our significant corporate actions. This influence over our affairs might be adverse to the interest of our other shareholders. In addition, the voting power of these shareholders could have the effect of delaying or preventing a change in control of our business or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could prevent our other shareholders from realizing a premium over the market price for their common stock.

        The price of our common stock has and may continue to fluctuate substantially.

        Investors may not be able to sell shares of our common stock at or above the price they paid due to a number of factors, including:

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  actual or anticipated fluctuations in our operating results;

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  changes in expectations as to our future financial performance;

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  changes in financial estimates of securities analysts;

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  announcements by us or our competitors of technological innovations, design wins, contracts, standards or acquisitions;

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  the operating and stock price performance of other comparable companies;

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  changes in market valuations of other technology companies; and

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  inconsistent trading volume levels of our common stock.

        In particular, the stock prices of technology companies like us have been highly volatile. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. Market fluctuations as well as general economic, political and market conditions including recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. Therefore, the price of our common stock may decline, and the value of your investment may be reduced regardless of our performance.

        We may be unable to meet our future capital requirements, which would limit our ability to grow.

        We believe our current cash balances will be sufficient to meet our capital requirements for the next 12 months; however, we may need, or could elect, to seek additional funding prior to that time. To the extent that currently available funds are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us, or our shareholders. Further, if we issue equity securities, our shareholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of our common stock. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        Our primary market risk exposure is the impact of interest rate fluctuations on interest income earned on our investment portfolio. The risks associated with market, liquidity and principal are mitigated by investing in high-credit quality securities and limiting concentrations of issuers and maturity dates. Derivative financial instruments are not part of our investment portfolio.

        All of our sales are denominated in U.S. dollars and as a result, we have relatively little exposure to foreign currency exchange risk with respect to any of our sales. We do not currently hedge against foreign currency rate fluctuations. The effect of an immediate 10% change in exchange rates would not have a material impact on our future operating results or cash flows.

USE OF PROCEEDS

        Because the shares of common stock offered by this Prospectus will be issued upon exchange or redemption of the Exchangeable Shares, the Company will receive no net cash proceeds upon such issuance.

DESCRIPTION OF CAPITAL STOCK

SPECIAL VOTING SHARE.

        The Special Voting Share (the "Voting Share") was authorized for issuance in accordance with the Voting and Share Trust Agreement (the "Voting and Share Trust Agreement"), entered into between Pixelworks, Pixelworks Nova Scotia, a wholly-owned subsidiary of Pixelworks organized in Nova Scotia, Jaldi and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada (the "Trustee"). Except as otherwise required by law or by Pixelworks' Articles of Incorporation, the Voting Share will be issued by Pixelworks to and deposited with the Trustee, to be held in trust for the benefit of the registered holders of Exchangeable Shares.

        The Voting Share will entitle the holder of record to vote, in person or by proxy on any matters, questions, proposals, propositions whatsoever that may come before the Pixelworks common stock holders or at a meeting of Pixelworks' stockholders at which stockholders are entitled to vote (the "Voting Right"). The Trustee will exercise the Voting Right only on the basis of instructions received from holders of Exchangeable Shares. To the extent that no instructions are received from a holder of Exchangeable Shares with respect to the voting rights to which such holder is entitled, the Trustee will not exercise or permit the exercise of such voting rights. Except as required by law or by the Pixelworks' Articles of Incorporation, the holder of the Voting Share and the holders of common stock will vote together as a single class in the election of directors and in all matters submitted to a vote of the stockholders of the Pixelworks.

        The holder of the Voting Share will not be entitled to receive dividends. In the event of any dissolution, liquidation or winding up of the affairs of Pixelworks, whether voluntary or involuntary, the holder of the Voting Share will be entitled to be paid out of the net assets of the Company available for distribution an amount equal to $0.001, before any payment is made to the holders of common stock or any other class or series of stock ranking on liquidation junior to the Voting Share.

        The Voting Share will not be subject to redemption except that at such time as no Exchangeable Shares are outstanding and no shares of stock, debt, options or other agreements which could give rise to the issuance of any Exchangeable Shares to any person (other than Pixelworks and its affiliates) exists, the Voting Share will be automatically redeemed for an amount equal to $0.001 due and payable upon redemption.

PLAN OF DISTRIBUTION

        Holders of Exchangeable Shares should consult their own tax advisors with respect to the United States, Canadian and other tax consequences of exchanging their Exchangeable Shares for shares of common stock as described below. See "Risk Factors—Taxability of the Exchange." No broker, dealer or underwriter has been engaged in connection with the offering of the common stock covered by this Prospectus. The Company has filed with the SEC a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the common stock being offered hereunder. The Company has agreed to use its reasonable best efforts to keep such Registration Statement effective until no Exchangeable Shares remain outstanding.

        We will distribute the shares of common stock covered by this prospectus only upon exchange or redemption of the Exchangeable Shares of Jaldi, and no broker, dealer or underwriter has been engaged in connection with the exchange or redemption. Each exchangeable share of Jaldi may be exchanged or redeemed for one share of our common stock. We will pay all expenses incurred in connection with the distribution described in this prospectus.

EXCHANGEABLE SHARES.

        Pursuant to the terms of a reorganization agreement (the "Reorganization Agreement") among Pixelworks, Pixelworks Nova Scotia, Jaldi and certain shareholders of Jaldi, Jaldi underwent a reorganization of capital (the "Reorganization") whereby, among other things, Jaldi issued Exchangeable Shares in exchange for outstanding Jaldi Common Shares at the effective time (the "Effective Time") of the Reorganization. Each holder of Jaldi Common Shares received 0.531727153 Exchangeable Shares for each Jaldi Common Share, such exchange ratio being subject to adjustment as provided for in the Reorganization Agreement.

        Common stock of Pixelworks may be issued to holders of Exchangeable Shares as follows: (i) holders of Exchangeable Shares may require at any time that such shares be exchanged or redeemed for an equivalent number of shares of common stock (see "—Election by Holders to Exchange or Redeem"); (ii) such Exchangeable Shares will be automatically redeemed upon the occurrence of certain events (see "—Automatic Redemption"); and (iii) upon liquidation of Pixelworks or Jaldi, holders of Exchangeable Shares may be required to, or may elect to, exchange such Exchangeable Shares for shares of common stock of Pixelworks (see "—Exchanges Upon Liquidation of Pixelworks or Jaldi").

ELECTION BY HOLDERS TO REDEEM EXCHANGEABLE SHARES.

        Holders of the Exchangeable Shares will be entitled at any time following the Effective Time to require Jaldi to retract (i.e., require Jaldi to redeem) any or all such Exchangeable Shares owned by such holders and to deliver in exchange for such Exchangeable Shares an equivalent number of shares of common stock of Pixelworks plus the full amount of all dividends, if any, declared and unpaid on each Exchangeable Share (the "Dividend Amount"), if any (the "Retraction Price"), subject to Pixelworks Nova Scotia's Retraction Call Right as described below. Holders of the Exchangeable Shares may effect such retraction at any time by presenting the appropriate share certificates to Jaldi or the transfer agent by notice in writing. Such notice must specify the number of Exchangeable Shares the holder desires Jaldi to redeem and be accompanied by: (i) the certificates representing such Exchangeable Shares; (ii) a duly executed retraction request (the "Retraction Request") in the form contained in Schedule A to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares set forth in Appendix A to the Reorganization Agreement (the "Exchangeable Share Provisions") or in such other form as may be acceptable to Jaldi and (iii) such other documents that may be required to effect a transfer of Exchangeable Shares by the Ontario Business Corporations Act, Jaldi's by-laws, the transfer agent and Pixelworks. The required materials must be sent to Jaldi or to such transfer agent as Jaldi shall designate from time to time. The Retraction Request must also include the retraction date upon which the holder wishes to receive the Retraction Price (the "Retraction Date"). The Retraction Date will be a business day not less than ten nor more than fifteen business days after the date on which Jaldi receives the Retraction Request from the holder.

        Upon receipt of the Exchangeable Shares, the Retraction Request and other required documentation from the holder thereof, Jaldi must immediately notify Pixelworks Nova Scotia of such Retraction Request. Pixelworks Nova Scotia will thereafter have five business days in which to exercise its Retraction Call Right as discussed below under "Call Rights" (the "Retraction Call Right"). In the event Pixelworks Nova Scotia determines not to exercise its Retraction Call Right and provided that the Retraction Request is not revoked by the holder in accordance with the Exchangeable Share Provisions, Jaldi is obligated to deliver to the holder not later than the Retraction Date the number of shares of common stock equal to the number of Exchangeable Shares submitted by the holder for retraction, plus the Dividend Amount, if any. Pixelworks and Pixelworks Nova Scotia will be obligated to provide such shares of common stock to Jaldi to enable Jaldi to comply with the Retraction Request.

        A holder of Exchangeable Shares may withdraw a Retraction Request by providing Jaldi written notice of such withdrawal before the close of business on the business day immediately preceding the Retraction Date.

        Notwithstanding the provisions of the Reorganization Agreement, Jaldi will not be obligated to redeem Exchangeable Shares specified in a Retraction Request to the extent that such redemption would be contrary to solvency requirements or other provisions of applicable law. The holder of Exchangeable Shares not redeemed by Jaldi as a result of solvency requirements or other provisions of applicable law, will be deemed, by giving the Retraction Request, to have instructed the Trustee to require Pixelworks to purchase the Exchangeable Shares from such holder on the Retraction Date or as soon as practicable thereafter, for the Retraction Price.

AUTOMATIC REDEMPTION.

        Subject to applicable law and the Redemption Call Right of Pixelworks Nova Scotia described below under "Call Rights" (the "Redemption Call Right"), on an Automatic Redemption Date (defined below), Jaldi will redeem all but not less than all of the then outstanding Exchangeable Shares in exchange for an equal number of shares of Pixelworks Common Stock, plus the Dividend Amount, if any. An "Automatic Redemption Date" is the first to occur of (a) January 31, 2008, (b) the date selected by the Jaldi board of directors at a time when less than 10% of the Exchangeable Shares issuable on the Effective Date (other than shares held by Pixelworks and its affiliates and as such number of shares may be adjusted as deemed appropriate by the Jaldi board of directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issuance or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) are outstanding, (c) the business day prior to the record date for any meeting or vote of the shareholders of Jaldi to consider any matter on which the holders of Exchangeable Shares would be entitled to vote as shareholders of Jaldi, but excluding any meeting or vote as described in clause (d) below (an "Exchangeable Share Voting Event"), (d) the business day following the day on which the holders of Exchangeable Shares fail to take the necessary action at a meeting or other vote of the holders of Exchangeable Shares, if and to the extent such action is required, to approve or disapprove, as applicable, any change to, or in the rights of the holders of, Exchangeable Shares, if the approval or disapproval, as applicable, of such change would be required to maintain the economic and legal equivalence of the Exchangeable Shares and common stock (an "Exempt Exchangeable Share Voting Event"), or (e) a merger, amalgamation, tender offer, material sale or capital distribution of shares or assets or rights or interests therein or any similar transaction involving Pixelworks, or any proposal to do so (a "Pixelworks Control Transaction") occurs, in which case, provided the board of directors of Jaldi determines, in good faith and in its sole discretion, that it is not reasonably practicable in the circumstances of such Pixelworks Control Transaction to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such Pixelworks Control Transaction in accordance with its terms, the board of directors of Jaldi may accelerate such redemption date to such date prior to January 31, 2008, as they may determine, upon such number of days' prior written notice to the registered holders of the Exchangeable Shares as the board of directors of Jaldi may determine to be reasonably practicable in the circumstances. At least 60 days before the relevant Automatic Redemption Date, or such number of days as the board of directors of Jaldi may determine to be reasonably practicable under the circumstances in respect of a possible Automatic Redemption Date arising in connection with a Pixelworks Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable

Share Voting Event, Jaldi shall provide the registered holders of Exchangeable Shares with written notice of the proposed redemption of the Exchangeable Shares. In the case of any notice given in connection with a possible Automatic Redemption Date, such notice will be given contingently and will be withdrawn if the contingency does not occur.

EXCHANGES UPON LIQUIDATION OF JALDI.

        Subject to Pixelworks Nova Scotia's Liquidation Call Right described below under "Call Rights" (the "Liquidation Call Right"), in the event of the liquidation, dissolution or winding up of Jaldi or any other distribution of its assets among its shareholders for the purposes of winding up its affairs (a "Jaldi Liquidation Event"), a holder of the Exchangeable Shares will have, subject to applicable law, preferential rights to receive from Jaldi, for each Exchangeable Share, one share of common stock, plus the Dividend Amount, if any. As soon as practicable following the occurrence of a Jaldi Liquidation Event. Jaldi, subject to Pixelworks Nova Scotia's Liquidation Call Right, shall deliver to the holders of Exchangeable Shares, one share of common stock for each Exchangeable Share together with the Dividend Amount, if any.

CALL RIGHTS.

        In the circumstances described below, Pixelworks Nova Scotia will have certain overriding rights (the "Call Rights") to acquire Exchangeable Shares from holders thereof by delivering one share of common stock, plus the Dividend Amount, if any, for each Exchangeable Share acquired.

RETRACTION CALL RIGHT.

        Pursuant to the Exchangeable Share Provisions, a holder requesting Jaldi to redeem the Exchangeable Shares will be deemed to offer such shares to Pixelworks Nova Scotia, and Pixelworks Nova Scotia will have an overriding Retraction Call Right to acquire all but not less than all of the Exchangeable Shares that the holder has requested Jaldi to redeem in exchange for one share of common stock, plus the Dividend Amount, if any, for each Exchangeable Share, and, upon the exercise by Pixelworks Nova Scotia of the Retraction Call Right, the holders of the Exchangeable Shares will be obligated to transfer such shares to Pixelworks Nova Scotia

LIQUIDATION CALL RIGHT.

        Pursuant to the Reorganization Agreement, Pixelworks Nova Scotia will have an overriding Liquidation Call Right (the "Liquidation Call Right"), in the event of and notwithstanding a proposed liquidation, dissolution or winding-up of Jaldi or any other distribution of the assets of Jaldi among its shareholders for the purpose of winding-up its affairs, to acquire all but not less than all of the Exchangeable Shares then outstanding in exchange for one share of common stock, plus the Dividend Amount, if any, for each Exchangeable Share. Upon the exercise by Pixelworks Nova Scotia of the Liquidation Call Right, the holders of Exchangeable Shares will be obligated to transfer such shares to Pixelworks Nova Scotia. The acquisition by Pixelworks Nova Scotia of all of the outstanding Exchangeable Shares upon the exercise of the Liquidation Call Right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding-up of Jaldi.

REDEMPTION CALL RIGHT.

        Pursuant to the Reorganization Agreement, Pixelworks Nova Scotia will have an overriding Redemption Call Right, notwithstanding the proposed automatic redemption of the Exchangeable Shares by Jaldi pursuant to the Exchangeable Share Provisions, to acquire on an Automatic Redemption Date all but not less than all of the Exchangeable Shares then outstanding in exchange for one share of common stock, plus the Dividend Amount, if any, for each Exchangeable Share, and, upon the exercise by Pixelworks Nova Scotia of the Redemption Call Right, the holders of the Exchangeable Shares will be obligated to transfer such shares to Pixelworks Nova Scotia.

EFFECT OF CALL RIGHT EXERCISE.

        If Pixelworks Nova Scotia exercises one or more of its Call Rights, it will directly deliver common stock to holders of Exchangeable Shares and will become the holder of such Exchangeable Shares. Pixelworks Nova Scotia will not be entitled to exercise any voting rights attached to the Exchangeable Shares it acquires upon exercise of one or more of its Call Rights. If Pixelworks Nova Scotia declines to exercise its Call Rights when applicable, Pixelworks and Pixelworks Nova Scotia will be required, pursuant to the Support Agreement entered into between Pixelworks, Pixelworks Nova Scotia and Jaldi, to issue or deliver, as the case may be, common stock as Jaldi directs, including to Jaldi, which will, in turn, transfer and/or deliver such stock to the holders of Exchangeable Shares in consideration for the return and cancellation of such Exchangeable Shares. Pixelworks anticipates that Pixelworks Nova Scotia will exercise its Call Rights, when available, and currently foresees no circumstances under which Pixelworks Nova Scotia would not exercise its Call Rights. In addition, Pixelworks does not anticipate any restriction or limitation on the number of Exchangeable Shares Pixelworks Nova Scotia would acquire upon exercise of its Call Rights.

INCOME TAX CONSIDERATIONS

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS.

        In the opinion of Torys LLP, our Canadian counsel, the following is an accurate summary of the principal Canadian federal income tax considerations under the Canadian Income Tax Act generally applicable to you if you hold Exchangeable Shares or acquire common stock on the redemption, retraction or exchange of Exchangeable Shares and if, for purposes of the Canadian Income Tax Act, you are or are deemed to be resident in Canada at all relevant times, you deal with us at arm's length, you are not affiliated with us and you hold your Exchangeable Shares and will hold common stock as capital property. This discussion does not apply to you if you are a "financial institution", as defined in the Canadian Income Tax Act, and are therefore subject to the mark-to-market rules of the Canadian Income Tax Act. This summary also does not apply to you if Pixelworks is or will be a "foreign affiliate" of you for purposes of the Canadian Income Tax Act.

        The Exchangeable Shares and common stock will generally be considered to be capital property to you unless the shares are held by you in the course of carrying on a business or the shares are acquired in a transaction considered to be an adventure in the nature of trade. If the Exchangeable Shares might not otherwise qualify as capital property, you may be entitled to obtain this qualification by making the irrevocable election provided under subsection 39(4) of the Canadian Income Tax Act. If you do not hold your Exchangeable Shares or will not hold common stock as capital property, you should consult your own tax advisors for information and advice having regard to your particular circumstances.

        This summary is based on the current provisions of the Canadian Income Tax Act and regulations and our Canadian counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). This summary takes into account all specific proposals to amend the Canadian Income Tax Act and regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all of these proposed amendments will be enacted in their present form. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the foregoing, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or non-Canadian income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described below. No advance income tax ruling has been sought or obtained from the CCRA to confirm the tax consequences of any of the transactions relating to the Exchangeable Shares or the acquisition of the common stock on the redemption, retraction or exchange of Exchangeable Shares.

        For purposes of the Canadian Income Tax Act, all amounts relating to the acquisition, holding or disposition of Exchangeable Shares and common stock, including dividends, adjusted cost base amounts and proceeds of disposition, must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time these amounts arise.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO YOU. THEREFORE, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO YOUR PARTICULAR CIRCUMSTANCES.

Redemption or Exchange of Exchangeable Shares.

        On a redemption (including a retraction) of your Exchangeable Shares by Jaldi you will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds exceed the paid-up capital (for purposes of the Canadian Income Tax Act) of the Exchangeable Shares so redeemed. For these purposes, the redemption proceeds will be the fair market value of the common stock received from Jaldi on the redemption plus the amount, if any, of all payable and unpaid dividends on the Exchangeable Shares paid on the redemption. The amount of any such deemed dividend will be subject to the tax treatment described below under "—Dividends on Exchangeable Shares."

        On a redemption (including a retraction) of your Exchangeable Shares, you will also be considered to have disposed of your Exchangeable Shares, but the amount of the deemed dividend will be excluded in computing your proceeds of disposition for purposes of computing any capital gain or capital loss arising on the disposition. If you are a corporation, in some circumstances some or all of any such deemed dividend may be treated as proceeds of disposition and not as a dividend. The taxation of capital gains and capital losses is described below.

        On an exchange of your Exchangeable Shares with our indirect wholly-owned subsidiary, Pixelworks Nova Scotia, or with us for the common stock, you will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of your Exchangeable Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to you of the Exchangeable Shares immediately before the exchange. For these purposes, the proceeds of disposition will be the fair market value at the time of the exchange of the common stock which you receive plus any other amounts received as part of the exchange, but less any amount paid in satisfaction of declared and unpaid dividends. The taxation of capital gains and capital losses is described below.

        On October 18, 2000, the Minister of Finance announced that the Department of Finance will consider future amendments to the Canadian Income Tax Act to allow holders of shares of a Canadian corporation to exchange such shares for shares of a non-Canadian corporation on a tax-deferred basis. It is possible that the tax proposals described in this announcement, if enacted into law, could, from the time any such change takes effect, allow you to exchange Exchangeable Shares for common stock on a tax-deferred basis. However, no specifics have been announced regarding what the requirements for such treatment may be.

BECAUSE OF THE EXISTENCE OF CERTAIN CALL RIGHTS HELD BY PIXELWORKS NOVA SCOTIA WHICH GIVE PIXELWORKS NOVA SCOTIA THE OVERRIDING RIGHT TO PURCHASE YOUR EXCHANGEABLE SHARES UPON REDEMPTION (INCLUDING A RETRACTION) BY EXCHANGING A SHARE OF COMMON STOCK FOR EACH EXCHANGEABLE SHARE AS WELL AS CERTAIN RIGHTS OF HOLDERS OF EXCHANGEABLE SHARES TO FORCE THE EXCHANGE OF EXCHANGEABLE SHARES

WITH PIXELWORKS NOVA SCOTIA FOR COMMON STOCK UPON THE OCCURRENCE OF THE LIQUIDATION, DISSOLUTION OR WINDING-UP OF JALDI, YOU CANNOT CONTROL WHETHER YOU WILL RECEIVE COMMON STOCK BY WAY OF A REDEMPTION (INCLUDING A RETRACTION) OF YOUR EXCHANGEABLE SHARES BY JALDI OR PIXELWORKS NOVA SCOTIA OR BY WAY OF PURCHASE OF THE EXCHANGEABLE SHARES BY PIXELWORKS NOVA SCOTIA. AS DESCRIBED ABOVE, THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF A REDEMPTION (INCLUDING A RETRACTION) DIFFER FROM THOSE OF A PURCHASE.

Disposition of Exchangeable Shares Other Than on Redemption or Exchange.

        A disposition or deemed disposition of your Exchangeable Shares, other than on the redemption or exchange of your Exchangeable Shares, will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to you immediately before the disposition. The taxation of capital gains and capital losses is described below.

Acquisition and Disposition of Common Stock.

        The cost of common stock received on a retraction, redemption or exchange of Exchangeable Shares will be equal to the fair market value of common stock at the time of that event, and will be averaged with the adjusted cost base of any other shares of common stock held by you at that time as capital property for the purpose of determining the adjusted cost base of your common stock.

        A disposition or deemed disposition of common stock by you will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to you of such shares immediately before the disposition. The taxation of capital gains and capital losses is described below.

Dividends on Exchangeable Shares.

        If you are an individual, dividends received or deemed to be received on the Exchangeable Shares will be included in computing your income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada. Subject to the discussion below, if you are a corporation, other than a "specified financial institution" as defined in the Canadian Income Tax Act, dividends received or deemed to be received on the Exchangeable Shares normally will be included in your income and deductible in computing your taxable income.

        If you are a corporation and if we or any other person with whom we do not deal at arm's length are a "specified financial institution" (for purposes of the Canadian Income Tax Act) at the time that dividends are paid on the Exchangeable Shares dividends received or deemed to be received by you will be included in your income but generally will not be deductible by you in computing your taxable income. We have advised Canadian counsel that we will not be a specified financial institution for purposes of the Canadian Income Tax Act immediately after our acquisition of Jaldi, however, no assurances can be given that we or any person with whom we do not deal at arm's length will not be a specified financial institution at any subsequent time.

        The Exchangeable Shares will be taxable "preferred shares" and "short-term preferred shares," for purposes of the Canadian Income Tax Act. Dividends received or deemed to be received thereon will not be subject to the 10% tax under Part IV.I of the Canadian Tax Act.

        If you are a "private corporation," as defined in the Canadian Income Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, you may be liable under Part IV of the Canadian Income Tax Act to pay a refundable tax of 33 1/3% of any dividends received or deemed to be received on your Exchangeable Shares to the extent that these dividends are deductible in computing your taxable income.

        If you are throughout the relevant taxation year a "Canadian-controlled private corporation," as defined in the Canadian Income Tax Act, you may be liable to pay an additional refundable tax of 6 2/3% on dividends received or deemed to be received on your Exchangeable Shares that are not deductible in computing taxable income.

Dividends on Common Stock.

        Dividends on common stock will be included in your income for the purposes of the Canadian Income Tax Act. If you are an individual, you will not be subject to the gross-up and dividend tax credit rules in the Canadian Income Tax Act applicable to dividends received from corporations resident in Canada. If you are a corporation, you will be required to include these dividends in computing your income and will not be entitled to deduct the amount of these dividends in computing your taxable income. If you are a "Canadian-controlled private corporation," as defined in the Canadian Income Tax Act, you may be liable to pay an additional refundable tax of 6 2/3% on such dividends. If there is United States non-resident withholding tax on any dividends you receive on common stock, you will generally be eligible for foreign tax credit or deduction treatment where applicable under the Canadian Income Tax Act.

Taxation of Capital Gains and Capital Losses.

        One-half of any capital gain (a "taxable capital gain") realized by you on a disposition or deemed disposition of Exchangeable Shares or the common stock must be included in your income for the year of the disposition. One-half of any capital loss (an "allowable capital loss") realized by you may be deducted by you against taxable capital gains realized in the year of the disposition. Any allowable capital losses in excess of taxable capital gains in the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Canadian Income Tax Act.

        Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Canadian Income Tax Act.

        If you are a "Canadian-controlled private corporation," as defined in the Canadian Income Tax Act, you may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

        If you are a corporation, the amount of any capital losses arising from a disposition or deemed disposition of Exchangeable Shares may be reduced by the amount of any dividends received or deemed to have been received by you on the Exchangeable Shares to the extent and under circumstances prescribed by the Canadian Income Tax Act. Similar rules may apply where you are a corporation that is a member of a partnership or a beneficiary of a trust that owns Exchangeable Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any of these shares. You should consult your own tax advisors if these rules may be relevant to you.

Foreign Property Information Reporting.

        If you are a "specified Canadian entity" (as defined in the Canadian Income Tax Act), you may be required to file an information return relating to any "specified foreign property" (as defined in the Canadian Income Tax Act) owned by you, which would include common stock, the Exchangeable Shares and certain exchange and voting rights relating thereto. You should consult you own advisors about whether you must comply with these rules with respect to the ownership of Exchangeable Shares or common stock.

Foreign Investment Entity Draft Legislation.

        Draft legislation regarding the taxation of investments in "foreign investment entities" was released on August 2, 2001. In general, if the draft legislation applies, a holder of an interest in a foreign investment entity generally will be required to take into account in computing income changes in the value of that interest. A corporation is not a foreign investment entity if the "carrying value" of all of its "investment property" is not greater than one-half of the "carrying value" of all of its property or if its principal business is not an "investment business" within the meaning of those terms in the draft legislation. We believe that we are not currently a "foreign investment entity" within the meaning of the draft legislation, however, no assurances can be given in this regard or as to our status in the future. In any event, in general, these proposed rules will not apply to the common stock or the Exchangeable Shares so long as the common stock is widely held and actively traded and listed on a prescribed stock exchange, unless it is reasonable to conclude that you had a tax avoidance motive for the acquisition of the shares in the terms contemplated by the draft legislation.

        It was originally announced that the draft legislation would be applicable for taxation years commencing after 2001. However, on December 17, 2001, the Department of Finance (Canada) issued a press release announcing that the effective date for the proposed rules will be delayed one year, generally to take effect for taxation years commencing after 2002, in order to allow for a full consideration of submissions on the draft legislation. It is possible that the draft legislation may be amended before it is enacted in final form.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Ater Wynne LLP, our United States counsel, the following discussion of certain United States federal income tax considerations (under the United States Internal Revenue Code of 1986, as amended (the "Code")) applicable to holders of Exchangeable Shares is correct in all material respects. This discussion does not address all United States federal income tax considerations that may be relevant to you in light of your particular circumstances or if you are subject to special treatment under the Code. This discussion is applicable to you only if you hold Exchangeable Shares as capital assets and does not consider your tax treatment if you hold Exchangeable Shares through a foreign partnership or other foreign pass-through entity. This discussion does not address the tax consequences of the transactions in which the Exchangeable Shares were acquired. Furthermore, this discussion does not address any aspects of foreign, state or local taxation. This discussion is based on current provisions of the Code, existing, temporary and proposed regulations promulgated under the Code and administrative and judicial interpretations of the Code, all of which are subject to change. Any change, which may be retroactive, could alter the tax consequences as described herein. This discussion does not address the effect of any applicable income tax treaties. This discussion assumes that neither Pixelworks nor Jaldi will be treated as a United States real property holding corporation at the time of the recapitalization or thereafter. This discussion does not address the application of the branch profits tax rules, controlled foreign corporation rules, foreign personal holding company rules, or passive foreign investment company rules. This discussion assumes that for United States federal income tax purposes the form of the transactions relating to the Exchangeable Shares will be respected and the Exchangeable Shares will be treated as capital stock of Jaldi. No advance income tax ruling has been or will be sought or obtained from the Internal Revenue Service (the "IRS") regarding the tax consequences of the transactions described herein.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE TRANSACTIONS DESCRIBED HEREIN, INCLUDING THE EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Certain U.S. Federal Income Tax Considerations Applicable to Non-United States Persons.

        The following discussion is a summary of certain United States federal income tax considerations under the Code generally applicable to you if you are a holder of Exchangeable Shares and you are not:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

  •
  a partnership or other entity taxable as a partnership created or organized in or under the laws of the United States or of any political subdivision thereof;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Sale or Exchange of Exchangeable Shares

        You generally will not be subject to United States federal income tax on any gain realized on the sale or exchange of Exchangeable Shares, including the exchange of Exchangeable Shares for common stock, unless the gain is effectively connected with your conduct of a United States trade or business or, if you are an individual, you are present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

Dividends on the Exchangeable Shares

        Although such treatment is not free from doubt, Pixelworks and Jaldi intend to treat dividends, if any, with respect to the Exchangeable Shares as dividends from Jaldi. Assuming such treatment is proper, dividends paid to you as a holder of Exchangeable Shares should not be subject to withholding of United States federal income tax; however, a dividend paid to you as a holder of Exchangeable Shares will be taxed at ordinary United States federal income tax rates if the dividend is effectively connected with your conduct of a trade or business within the United States.

Dividends on the Common Stock

        Dividends paid to you as a holder of common stock generally will be subject to withholding of United States federal income tax at a rate of 30% unless the dividend is effectively connected with the your conduct of a trade or business within the United States, in which case the dividend will be taxed at ordinary United States federal income tax rates.

Sale or Exchange of Common Stock

        You generally will not be subject to United States federal income tax on any gain realized on the sale or exchange of shares of common stock unless the gain is effectively connected with your conduct of a United States trade or business or, if you are an individual, you are present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

Backup Withholding and Information Reporting

        You are generally subject to information reporting requirements with respect to dividends paid by us to you and any tax withheld with respect to such dividends. You are also generally subject to backup withholding with respect to dividends paid by us to you unless applicable certification requirements are met. Payment of the proceeds of a sale of shares of the common stock through certain United States brokers is subject to both backup withholding and information reporting unless you as beneficial owner certify under penalties of perjury that you are not a United States person for purposes of the Code (and the payor does not have actual knowledge or reason to know that you are a United States person) or otherwise establish an exemption.

        Backup withholding tax is not a separate tax. Any amounts withheld under the backup withholding rules are generally allowable as a credit against your United States federal income tax liability, if any, which may entitle you to a refund, provided that the required information is furnished to the IRS.

Certain U.S. Federal Income Tax Considerations Applicable to United States Persons.

        The following discussion is a summary of certain United States federal income tax considerations under the Code generally applicable to you if you are a holder of Exchangeable Shares and you are:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

  •
  a partnership or other entity taxable as a partnership created or organized in or under the laws of the United States or of any political subdivision thereof;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Sale or Exchange of Exchangeable Shares

        Except in certain limited circumstances (described below), you will generally recognize a gain or loss when you exchange your Exchangeable Shares for shares of common stock. Your gain or loss will be equal to the difference between the fair market value of the shares of common stock you receive in the exchange and your tax basis in the Exchangeable Shares exchanged therefor. The gain or loss will generally be a capital gain or loss, and will be a long-term capital gain or loss if your holding period for the Exchangeable Shares is more than one year at the time of the exchange.

        Under certain limited circumstances, the exchange of Exchangeable Shares for shares of common stock may be characterized as a tax-free "reorganization" within the meaning of Section 368(a) of the Code. In particular, if you exchange your Exchangeable Shares for shares of common stock pursuant to the Redemption Call Right or Liquidation Call Right, or at a time when Pixelworks' wholly owned subsidiary, Pixelworks Nova Scotia, owns at least 80 percent of the issued and outstanding Exchangeable Shares, and certain other requirements are satisfied, the exchange may qualify as a tax-free reorganization. If the exchange does qualify as a tax-free reorganization, generally, you would not recognize gain or loss on the exchange of the Exchangeable Shares for common stock, your aggregate tax basis in the common stock would be equal to your aggregate tax basis in the

Exchangeable Shares exchanged therefor, and your holding period for the common stock would include your holding period for the Exchangeable Shares exchanged therefor.

Dividends on the Exchangeable Shares

        Although such treatment is not free from doubt, Pixelworks and Jaldi intend to treat dividends, if any, with respect to the Exchangeable Shares as dividends from Jaldi. Assuming such treatment is proper, dividends paid to you as a holder of Exchangeable Shares will be included in your gross income as ordinary income to the extent such dividends are paid out of the earnings and profits of Jaldi, as determined under United States federal income tax rules. Subject to applicable United States federal income tax limitations, if dividends on your Exchangeable Shares are subject to Canadian income taxation, you should be entitled to either a tax credit or a tax deduction for United States federal income tax purposes equal to the amount of Canadian income taxes paid or accrued.

Dividends on the Common Stock

        Dividends paid to you as a holder of common stock will be included in your gross income as ordinary income to the extent such dividends are paid out of the earnings and profits of Pixelworks, as determined under United States federal income tax rules.

Sale or Exchange of Common Stock

        You will generally recognize a gain or loss when you sell or exchange your shares of common stock. Your gain or loss will be equal to the difference between the amount realized on the sale or exchange and your tax basis in the shares of common stock sold or exchanged. The gain or loss will generally be a capital gain or loss, and will be a long-term capital gain or loss if your holding period for the shares of common stock is more than one year at the time of the sale or exchange.

Backup Withholding and Information Reporting

        You are generally subject to information reporting requirements with respect to dividends paid by us to you. You are also generally subject to backup withholding with respect to dividends paid by us to you unless applicable certification requirements are met. Payment of the proceeds of a sale of shares of the common stock through United States brokers is subject to information reporting and is also subject to backup withholding unless applicable certification requirements are met.

        Backup withholding tax is not a separate tax. Any amounts withheld under the backup withholding rules are generally allowable as a credit against your United States federal income tax liability, if any, which may entitle you to a refund, provided that the required information is furnished to the IRS.

        THE DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS THAT MAY APPLY TO YOU. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE TRANSACTIONS DESCRBIED HEREIN, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

LEGAL MATTERS

        The validity of the shares of common stock offered by this Prospectus will be passed upon by Ater Wynne LLP, Portland, Oregon, counsel to Pixelworks.

EXPERTS

        The financial statements of Pixelworks, Inc. as of December 31, 2001 and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of nDSP Delaware, Inc. as of December 31, 2001, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Woolworth Building, 233 Broadway, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can also obtain copies of these materials from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. Our SEC filings are also available at the SEC's World Wide Web site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

        The SEC permits us to "incorporate by reference" the information and reports that we file with it. This means we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1.
  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

  2.
  Our definitive Proxy Statement dated April 5, 2002;

  3.
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

  4.
  Our Current Report on Form 8-K dated January 29, 2002 as amended by a Current Report on Form 8-K/A filed March 9, 2002, and our Current Report on Form 8-K dated March 7, 2002; and

  5.
  The description of our common stock contained in our registration statement on Form S-1/A filed on May 17, 2000.

        We have also filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and about our common stock.

        We will furnish without charge to you, on written or oral request, a copy of any or all of these filings. You should direct any requests for documents to Investor Relations, Pixelworks, Inc., 8100 SW Nyberg Street, Suite 300, Tualatin, Oregon 97062, telephone 503-454-1750.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents that are and will be incorporated into this prospectus contain forward-looking statements that involve risks and uncertainties. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "believes," "expects," "intends," "may," "will," "should," "seeks," "pro forma" or "anticipates," and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed under "Risk Factors," beginning on page 1 and elsewhere in this prospectus and documents incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The estimated expenses of issuance and distribution to be borne by Pixelworks are as follows:

SEC Filling Fees and Expenses	$775.56
Printing Costs	2,000.00
Legal Fees and Expenses	10,000.00
Accounting Fees	5,000.00
Miscellaneous	1,000.00
TOTAL	$18,775.56

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        As an Oregon corporation the Company is subject to the Oregon Business Corporation Act ("OBCA") and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA, Article IX of the Company's Second Restated Articles of Incorporation (the "Articles") eliminates the personal liability of the Company's directors to the Company or its shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities. The Articles require the Company to indemnify its directors and officers to the fullest extent not prohibited by law.

        Section 60.387, et seq., of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation in which the director or officer was adjudged liable to the corporation, but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA mandates indemnification against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute.

        The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

        The Company has entered into indemnity agreements with each of its executive officers and members of its Board of Directors. Each agreement provides for indemnification of the indemnitee to the fullest extent allowed by law.

Item 16. EXHIBITS.

Index to Exhibits

Exhibit No.		Exhibits
*5		Opinion of Ater Wynne LLP
*8	(a)	Opinion of Ater Wynne LLP, regarding tax matters
*8	(b)	Opinion of Torys LLP, regarding tax matters
*23	(a)	Consent of Ater Wynne LLP (contained in 5 and 8(a))
*23	(b)	Consent of Torys LLP (contained in 8(b)).
*23	(c)	Consent of KPMG LLP.
*24		Power of Attorney (see page II-3)
*99.1		Reorganization Agreement among Pixelworks, Inc., Pixelworks Nova Scotia Company, Certain Shareholders of Jaldi Semiconductor Corp. and Jaldi Semiconductor Corp. dated August 2, 2002
*99.2		Jaldi Semiconductor, Inc. Exchangeable Share Provisions
*99.3		Exchangeable Share Support Agreement among Pixelworks, Inc., Pixelworks Nova Scotia Company and Jaldi Semiconductor Corp. dated September 6, 2002
*99.4		Voting and Exchange Trust Agreement among Jaldi Semiconductor Corp., Pixelworks, Inc., Pixelworks Nova Scotia Company and CIBC Mellon Trust Company, dated September 6, 2002
*99.5		Articles of Amendment to Sixth Amended and Restated Articles of Incorporation of Pixelworks, Inc., as filed with the Secretary of State of the State of Oregon on September 6, 2002

Item 17. UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

        (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

        (4)  That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[SIGNATURE PAGE TO FOLLOW]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Pixelworks, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon on October 14, 2002.

PIXELWORKS, INC.
By:	/s/ ALLEN H. ALLEY Allen H. Alley Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Allen H. Alley and Jeffrey Bouchard, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on October 14, 2002.

/s/ ALLEN H. ALLEY Allen H. Alley	Chairman, President and Chief Executive Officer
/s/ JEFFREY B. BOUCHARD Jeffrey B. Bouchard	Vice President, Finance and Chief Financial Officer
/s/ OLIVER D. CURME Oliver D. Curme	Director
/s/ FRANK GILL Frank Gill	Director
/s/ MARK A. STEVENS Mark A. Stevens	Director
/s/ G. SCOTT GIBSON G. Scott Gibson	Director

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TABLE OF CONTENTS
THE COMPANY
RISK FACTORS
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
INCOME TAX CONSIDERATIONS
U.S. FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
FORWARD-LOOKING STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  Item 16. EXHIBITS.
  Item 17. UNDERTAKINGS.
SIGNATURES
POWER OF ATTORNEY